Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

The Goldman Sachs Group, Inc. $4,745,000 Callable Notes due 2040

The notes do not bear interest. The notes will mature on the stated maturity date, unless we redeem them.

We may redeem your notes at 100% of their principal amount plus an amount equal to the product of $1,000 times the applicable call premium amount on any call payment date.

If we do not redeem your notes, at maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount. This amount is less than the amount that you would have received if we redeemed the notes at our option on the final call payment date.

The call payment dates, stated maturity date, applicable call premium amount for each call payment date and maturity date premium amount are set forth in the table below.

Call Payment Dates/Stated Maturity Date	Call Premium Amount/Maturity Date Premium Amount	Yield to Redemption or Maturity*
January 31, 2026	9.75%	9.75%
January 31, 2027	19.50%	9.32%
January 31, 2028	29.25%	8.93%
January 31, 2029	39.00%	8.57%
January 31, 2030	48.75%	8.26%
January 31, 2031	58.50%	7.97%
January 31, 2032	68.25%	7.71%
January 31, 2033	78.00%	7.47%
January 31, 2034	87.75%	7.25%
January 31, 2035	97.50%	7.04%
January 31, 2036	107.25%	6.85%
January 31, 2037	117.00%	6.66%
January 31, 2038	126.75%	6.50%
January 31, 2039	136.50%	6.34%
January 31, 2040 (“Stated maturity date”)	131.25% (“Maturity date premium amount”)	5.74%

* The applicable yield to redemption or maturity reflects the per annum yield on the notes that would be received if we elect to redeem the notes on the related call payment date, or at maturity, as applicable, calculated based on annual compounding and the Actual/365 (Fixed) day count convention.

Your investment in the notes involves certain risks, including our credit risk. See page S-5.

You should read the disclosure herein to better understand the terms and risks of your investment.

Original issue date:	January 31, 2025	Original issue price:	100% of the principal amount
Underwriting discount:	1.5% of the principal amount	Net proceeds to the issuer:	98.5% of the principal amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC	UBS Financial Services Inc. Selling Agent

Prospectus Supplement No. 1,158 dated January 29, 2025.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the offered notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series N program of The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc., together with its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated February 13, 2023, as supplemented by the accompanying prospectus supplement, dated February 13, 2023, relating to Medium-Term Notes, Series N, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, as amended, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Principal amount: $4,745,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Cash settlement amount (on the stated maturity date): subject to our redemption right, for each $1,000 principal amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount

Maturity date premium amount: 131.25%. The yield to maturity is 5.74% and reflects the per annum yield on the notes that would be received at maturity calculated based on annual compounding and the Actual/365 (Fixed) day count convention.

Redemption at option of issuer before stated maturity date: we may redeem this note, at our option, in whole but not in part, on each call payment date for an amount in cash for each $1,000 of the outstanding principal amount on the redemption date equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount specified under “Call payment dates” below.

If we choose to exercise the our redemption right, we will notify the holder of this note and the trustee by giving at least five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following call payment date, which we will state in the redemption notice, will be the redemption date.

We will not give a redemption notice that results in a redemption date later than the last call payment date. A redemption notice, once given, shall be irrevocable.

Call premium amount: with respect to any call payment date, the applicable call premium amount specified in the table set forth under “Call payment dates” below

Call payment dates: the dates set forth in the table below, unless, for any such call payment date, that day is not a business day, in which case such call payment date will be postponed to the next following business day.

Call Payment Dates	Call Premium Amount	Yield to Redemption*
January 31, 2026	9.75%	9.75%
January 31, 2027	19.50%	9.32%
January 31, 2028	29.25%	8.93%
January 31, 2029	39.00%	8.57%
January 31, 2030	48.75%	8.26%
January 31, 2031	58.50%	7.97%
January 31, 2032	68.25%	7.71%
January 31, 2033	78.00%	7.47%
January 31, 2034	87.75%	7.25%
January 31, 2035	97.50%	7.04%

January 31, 2036	107.25%	6.85%
January 31, 2037	117.00%	6.66%
January 31, 2038	126.75%	6.50%
January 31, 2039	136.50%	6.34%

* the applicable yield to redemption reflects the per annum yield on the notes that would be received if we elect to redeem the notes on the related call payment date calculated based on annual compounding and the Actual/365 (Fixed) day count convention

Trade date: January 29, 2025

Original issue date (settlement date): January 31, 2025

Stated maturity date: January 31, 2040, or, if such day is not a business day, the next following business day

Form of notes: global form only

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No interest: the offered notes do not bear interest

Business day: each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close

Defeasance applies as follows:

•
full defeasance: no
•
covenant defeasance: no

Calculation agent: Goldman Sachs & Co. LLC

CUSIP no.: 38151FDW0

ISIN no.: US38151FDW05

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, dated February 13, 2023, and in the accompanying prospectus supplement, dated February 13, 2023. Your notes are a riskier investment than ordinary debt securities. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated February 13, 2023, as supplemented by the accompanying prospectus supplement, dated February 13, 2023, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Notes Are Subject to the Credit Risk of the Issuer

The payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series N Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement.

The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

The amount in cash that you may receive on a call payment date is capped. If we exercise our option to redeem your notes, the maximum payment you will receive for each $1,000 principal amount of your notes will depend on the applicable call premium amount. In addition, the cash settlement amount you may receive on the stated maturity date is capped due to the maturity date premium amount. The cash settlement amount is less than the amount that you would have received if we redeemed the notes at our option on the final call payment date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

We Are Able to Redeem Your Notes at Our Option

On each call payment date, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Many factors may influence the likelihood of your notes being redeemed, including but not limited to the level and volatility of interest rates and our credit spreads, the amount in cash you would receive on a call payment date, the amount in cash you would receive at maturity and the time remaining until your notes mature. In general, your notes are more likely to be redeemed when prevailing interest rates are lower than the applicable call premium amount payable on a call payment date. Further, your notes are less likely to be redeemed if the applicable call premium amount with respect to a call payment date is higher than the discounted value of the maturity date premium amount discounted using the prevailing interest rates and our credit spreads. As a result, we may not exercise our option to redeem your notes prior to maturity and you may not be able to receive an amount in cash that is greater than the cash settlement amount at maturity even though the applicable call premium amount for one or more call payment dates may be higher than maturity date premium amount. Because of this redemption option, the term of your notes could be reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level or risk in the event the notes are redeemed prior to maturity.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even though the amount payable for your notes on a call payment date or the stated maturity date, as applicable, will exceed the original principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a debt security of comparable maturity that bears interest at a prevailing market rate.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at principal amount. If you purchase your notes at a premium to principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at principal amount or a discount to principal amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•
economic, financial, regulatory, political, military, public health and other events that affect debt securities generally;
•
interest rate and yield rates in the market;
•
the time remaining until your notes mature; and
•
our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the principal amount of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Additional Risks Related to Regulatory Resolution Strategies and Long-Term Debt Requirements

The Application of Regulatory Resolution Strategies Could Increase the Risk of Loss for Holders of Our Securities, Including the Notes, in the Event of the Resolution of The Goldman Sachs Group, Inc.

Your ability to recover the full amount that would otherwise be payable on our securities, including the notes, in a proceeding under the U.S. Bankruptcy Code may be impaired by the exercise by the FDIC of its powers under the “orderly liquidation authority” under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). In addition, the single point of entry strategy described below is intended to impose losses at the top-tier holding company level in the resolution of a global systemically important bank (“G-SIB”) such as The Goldman Sachs Group, Inc.

Title II of the Dodd-Frank Act created a resolution regime known as the “orderly liquidation authority” to which financial companies, including bank holding companies such as The Goldman Sachs Group, Inc., can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver for a financial company for purposes of liquidating the entity if, upon the recommendation of applicable regulators, the Secretary of the Treasury determines, among other things, that the entity is in severe financial distress, that the entity’s failure would have serious adverse effects on the U.S. financial system and that resolution under the orderly liquidation authority would avoid or mitigate those effects. Absent such determinations, The Goldman Sachs Group, Inc., as a U.S. bank holding company, would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with The Goldman Sachs Group, Inc. There are substantial differences between the rights available to creditors in the orderly liquidation authority and in the U.S. Bankruptcy Code, including the right of the FDIC under the orderly liquidation authority to disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected by a bankruptcy court) and the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). In certain circumstances under the orderly liquidation authority, the FDIC could elevate the priority of claims that it determines necessary to facilitate a smooth and orderly liquidation without the need to obtain creditors’ consent or prior court review. In addition, the FDIC has the right to transfer claims to a third party or “bridge” entity under the orderly liquidation authority.

The FDIC has announced that a single point of entry strategy may be a desirable strategy to resolve a large financial institution such as The Goldman Sachs Group, Inc. in a manner that would, among other things, impose losses on shareholders, debt holders (including, in our case, holders of our securities) and other creditors of the top-tier holding company (in our case, The Goldman Sachs Group, Inc.), while permitting the holding company’s subsidiaries to continue to operate. In addition, the Federal Reserve Board has adopted requirements that U.S. G-SIBs, including The Goldman Sachs Group, Inc., maintain minimum amounts of long-term debt and total loss-absorbing capacity to facilitate the application of the single point of entry resolution strategy. It is possible that the application of the single point of entry strategy under the orderly liquidation authority—in which The Goldman Sachs Group, Inc. would be the only entity to enter resolution proceedings—would result in greater losses to holders of our securities (including holders of our fixed rate, floating rate and indexed debt securities), than the losses that would result from the application of a bankruptcy proceeding or a different resolution strategy, such as a multiple point of entry resolution strategy for The Goldman Sachs Group, Inc. and certain of its material subsidiaries. Assuming The Goldman Sachs Group, Inc. entered resolution proceedings and that support from The Goldman Sachs Group, Inc. or other available resources to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level would be transferred to The Goldman Sachs Group, Inc. and ultimately borne by The Goldman Sachs Group, Inc.’s security holders, third-party creditors of The Goldman Sachs Group, Inc.’s subsidiaries would receive full recoveries on their claims, and The Goldman Sachs Group, Inc.’s security holders (including our shareholders, holders of our debt securities and other unsecured creditors) could face significant and possibly complete losses. In that case, The Goldman Sachs Group, Inc.’s security holders would face losses while the third-party creditors of The Goldman Sachs Group, Inc.’s subsidiaries would incur no losses because the subsidiaries would continue to operate and would not enter resolution or bankruptcy proceedings. In addition, holders of our eligible LTD (defined below) and holders of our other debt securities could face losses ahead of our other similarly situated creditors in a resolution under the orderly liquidation authority if the FDIC exercised its right, described above, to disregard the priority of creditor claims.

The orderly liquidation authority also provides the FDIC with authority to cause creditors and shareholders of a financial company (such as The Goldman Sachs Group, Inc.) in receivership to bear losses before taxpayers are exposed to such losses, and amounts owed to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including senior creditors. In addition, under the orderly liquidation authority, claims of creditors (including holders of our securities) could be satisfied through the issuance of equity or other securities in a bridge entity to which The Goldman Sachs Group, Inc.’s assets are transferred. If such a securities-for-claims exchange were implemented, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay or satisfy all or any part of the creditor claims for which the securities were exchanged. While the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known and additional rulemaking is possible. In addition, certain jurisdictions, including the U.K. and the E.U., have implemented, or are considering, changes to resolution regimes to provide resolution authorities with the ability to recapitalize a failing entity by writing down its unsecured debt or converting its unsecured debt into equity. Such “bail-in” powers are intended to enable the recapitalization of a failing institution by allocating losses to its shareholders and unsecured debtholders. For example, the Bank of England requires a certain amount of intercompany funding that we provide to our material U.K. subsidiaries to contain a contractual trigger to expressly permit the Bank of England to exercise such “bail-in” powers in certain circumstances. If the intercompany funding we provide to our subsidiaries is “bailed in,” The Goldman Sachs Group, Inc.’s claims on its subsidiaries would be subordinated to the claims of the subsidiaries’ third party creditors or written down. U.S. regulators are considering and non-U.S. authorities have adopted requirements that certain subsidiaries of large financial institutions maintain minimum amounts of total loss absorbing capacity that would pass losses up from the subsidiaries to the top-tier BHC and, ultimately, to security holders of the top-tier holding company in the event of failure.

The Application of The Goldman Sachs Group, Inc.’s Proposed Resolution Strategy Could Result in Greater Losses for The Goldman Sachs Group, Inc.’s Security Holders

As required by the Dodd-Frank Act and regulations issued by the Federal Reserve Board and the FDIC, we are required to provide to the Federal Reserve Board and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting the firm or the failure of The Goldman Sachs Group, Inc. In our resolution plan, The Goldman

Sachs Group, Inc. would be resolved under the U.S. Bankruptcy Code. The strategy described in our resolution plan is a variant of the single point of entry strategy: The Goldman Sachs Group, Inc. and Goldman Sachs Funding LLC (“Funding IHC”), a wholly-owned, direct subsidiary of The Goldman Sachs Group, Inc., would recapitalize and provide liquidity to certain major subsidiaries, including through the forgiveness of intercompany indebtedness, the extension of the maturities of intercompany indebtedness and the extension of additional intercompany loans. If this strategy were successful, creditors of some or all of The Goldman Sachs Group, Inc.’s major subsidiaries would receive full recoveries on their claims, while The Goldman Sachs Group, Inc.’s security holders could face significant and possibly complete losses.

To facilitate the execution of our resolution plan, we formed Funding IHC. In exchange for an unsecured subordinated funding note and equity interest, The Goldman Sachs Group, Inc. transferred certain intercompany receivables and substantially all of its global core liquid assets (“GCLA”) to Funding IHC, and agreed to transfer additional GCLA above prescribed thresholds.

We also put in place a Capital and Liquidity Support Agreement (“CLSA”) among The Goldman Sachs Group, Inc., Funding IHC and our major subsidiaries. Under the CLSA, Funding IHC has provided The Goldman Sachs Group, Inc. with a committed line of credit that allows The Goldman Sachs Group, Inc. to draw sufficient funds to meet its cash needs during the ordinary course of business. In addition, if our financial resources deteriorate so severely that resolution may be imminent, (i) the committed line of credit will automatically terminate and the unsecured subordinated funding note will automatically be forgiven, (ii) all intercompany receivables owed by the major subsidiaries to The Goldman Sachs Group, Inc. will be transferred to Funding IHC or their maturities will be extended to five years, (iii) The Goldman Sachs Group, Inc. will be obligated to transfer substantially all of its remaining intercompany receivables and GCLA (other than an amount to fund anticipated bankruptcy expenses) to Funding IHC, and (iv) Funding IHC will be obligated to provide capital and liquidity support to the major subsidiaries. The Goldman Sachs Group, Inc.’s and Funding IHC’s obligations under the CLSA are secured pursuant to a related security agreement. Such actions would materially and adversely affect The Goldman Sachs Group, Inc.’s liquidity. As a result, during a period of severe stress, The Goldman Sachs Group, Inc. might commence bankruptcy proceedings at an earlier time than it otherwise would if the CLSA and related security agreement had not been implemented.

If our proposed resolution strategy were successful, The Goldman Sachs Group, Inc.’s security holders could face losses while the third-party creditors of The Goldman Sachs Group, Inc.’s major subsidiaries would incur no losses because those subsidiaries would continue to operate and not enter resolution or bankruptcy proceedings. As part of the strategy, The Goldman Sachs Group, Inc. could also seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts or transfer them to another entity so that cross-default and early termination rights would be stayed under the International Swaps and Derivatives Association Universal Resolution Stay Protocol or International Swaps and Derivatives Association 2018 U.S. Resolution Stay Protocol, as applicable, which would result in holders of our eligible LTD (defined below) and holders of our other debt securities incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our eligible LTD and holders of our other debt securities could incur losses ahead of other similarly situated creditors of our major subsidiaries. If The Goldman Sachs Group, Inc.’s preferred resolution strategy were not successful, The Goldman Sachs Group, Inc.’s financial condition would be adversely impacted and The Goldman Sachs Group, Inc.’s security holders, including holders of our debt securities, may as a consequence be in a worse position than if the strategy had not been implemented. In all cases, any payments to holders of our debt securities are dependent on our ability to make such payments and are therefore subject to our credit risk.

Senior Debt Securities Issued On or After January 1, 2017 Under the 2008 Indenture, Including the Notes, Will Provide Only Limited Acceleration and Enforcement Rights

On December 15, 2016, the Federal Reserve Board adopted rules (the “TLAC Rules”) that require the eight U.S. G-SIBs, including The Goldman Sachs Group, Inc., among other things, to maintain minimum amounts of long-term debt—i.e., debt having a maturity greater than one year from issuance—satisfying certain eligibility criteria (“eligible LTD”) commencing January 1, 2019. The TLAC Rules disqualify from eligible LTD, among other instruments, senior debt securities issued on or after December 31, 2016 that permit acceleration for reasons other than insolvency or payment default. As a result of the TLAC Rules, we have modified the 2008 indenture under which our senior debt securities may be issued to provide that, for any such debt securities issued on or after January 1, 2017, the only events of default will be payment defaults that continue for a 30-day grace period and insolvency events as specified herein, unless the applicable prospectus supplement says otherwise. Any other default under or breach of the indenture or any such securities will not give rise to an event of default, whether after notice, the passage of time or otherwise. As a consequence, if any such other default or breach occurs, neither the trustee nor the holders of any such securities issued on or after January 1, 2017 will be entitled to accelerate the maturity of any securities — that is, they will not be entitled to declare the principal of any securities to be immediately due and payable because of such other default or breach (other than any securities whose terms specify otherwise, as described in the applicable prospectus supplement). These other defaults and breaches would include, among others, any breach of the covenants described under “Description of Debt Securities We May Offer — Mergers and Similar Transactions” on page 54 of the accompanying prospectus. In addition, if any such other default or breach occurs, neither the trustee nor the holders of any such securities will be entitled to enforce or seek any remedy under the 2008 indenture or the securities, except as described under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” on page 58 of the accompanying prospectus in respect of certain covenant breaches.

The limitations on events of default, acceleration rights and other remedies described in the prior paragraph do not apply with regard to any securities issued under the 1999 indenture or to any securities issued prior to January 1, 2017 under the 2008 indenture.

Therefore, if certain defaults or breaches occur, holders of securities issued before January 1, 2017 may be able to accelerate their securities so that such securities become immediately due and payable while you, as a holder of securities issued on or after January 1, 2017, may not be able to do so. In such an event, our obligation to repay the accelerated securities in full could adversely affect our ability to make timely payments on your securities thereafter. These limitations on your rights and remedies could adversely affect the market value of your securities, especially during times of financial stress for us or our industry.

Please see “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” on page 58 of the accompanying prospectus for an explanation of the terms “1999 indenture”, “2008 indenture”, “event of default” and “covenant breach”, as well as for information regarding acceleration rights and remedies.

Risks Related to Tax

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

Supplemental Discussion of U.S. Federal Income Tax Consequences

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

For U.S. federal income tax purposes, a note that has an “issue price” that is less than its principal amount will be considered to have been issued with original issue discount (“OID”), unless the note satisfies a de minimis threshold (as described in “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus). The notes will be issued with more than a de minimis amount of OID for U.S. federal income tax purposes. Accordingly, a United States holder (as defined in the accompanying prospectus) will be required to include OID in income for U.S. federal income tax purposes as it accrues in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus for more detailed information regarding the U.S. federal income tax treatment of OID.

The following table states the amount of OID that will accrue with respect to a note for each accrual period based on the terms of the notes and assuming the notes will remain outstanding to the stated maturity date.

Accrual Period	OID Accrued During Accrual Period (per $1,000 note)	Total OID Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
January 31, 2025 through December 31, 2025	$52.93	$52.93
January 1, 2026 through December 31, 2026	$60.50	$113.43
January 1, 2027 through December 31, 2027	$63.98	$177.41
January 1, 2028 through December 31, 2028	$67.65	$245.06
January 1, 2029 through December 31, 2029	$71.54	$316.60
January 1, 2030 through December 31, 2030	$75.65	$392.25
January 1, 2031 through December 31, 2031	$80.00	$472.25
January 1, 2032 through December 31, 2032	$84.59	$556.84
January 1, 2033 through December 31, 2033	$89.45	$646.29
January 1, 2034 through December 31, 2034	$94.59	$740.88
January 1, 2035 through December 31, 2035	$100.03	$840.91
January 1, 2036 through December 31, 2036	$105.77	$946.68
January 1, 2037 through December 31, 2037	$111.85	$1,058.53
January 1, 2038 through December 31, 2038	$118.27	$1,176.80
January 1, 2039 through December 31, 2039	$125.08	$1,301.88
January 1, 2040 through January 31, 2040	$10.62	$1,312.50

Upon the disposition of a note by sale, exchange, retirement or other disposition, a United States holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition and (ii) the United States holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note generally will equal the cost of the note to the United States holder plus any OID previously included in income by such United States holder with respect to such note. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

Employee Retirement Income Security Act

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions include: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and neither The Goldman Sachs Group, Inc. nor any of its affiliates has provided investment advice in connection with such person’s acquisition, disposition or holding of the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. will sell to GS&Co., and GS&Co. will purchase from The Goldman Sachs Group, Inc., the aggregate principal amount of the offered notes specified on the front cover of this prospectus supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 1.5% of the principal amount.

In the future, GS&Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on January 31, 2025. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive (EU) 2016/97 where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Regulation (EU) 2017/1129; and

(b) the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or

(ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA;

(iii) or not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus supplement, along with the accompanying prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, along with the accompanying prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The notes are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this prospectus supplement nor any accompanying prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This prospectus supplement and accompanying prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

CONFLICTS OF INTEREST

GS&Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2023, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on January 18, 2023.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

		$4,745,000 The Goldman Sachs Group, Inc. Callable Notes due 2040 Goldman Sachs & Co. LLC UBS Financial Services Inc. Selling Agent

Prospectus Supplement
	Page

Specific Terms of Your Notes	S-3
Additional Risk Factors Specific to Your Notes	S-5
Supplemental Discussion of U.S. Federal Income Tax Consequences	S-10
Employee Retirement Income Security Act	S-12
Supplemental Plan of Distribution	S-13
Conflicts of Interest	S-15
Validity of the Notes	S-16

Prospectus Supplement dated February 13, 2023

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-11
United States Taxation	S-14
Employee Retirement Income Security Act	S-15
Supplemental Plan of Distribution	S-16
Validity of the Notes	S-18

Prospectus dated February 13, 2023

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	13
Description of Debt Securities We May Offer	14
Description of Warrants We May Offer	74
Description of Purchase Contracts We May Offer	91
Description of Units We May Offer	96
Description of Preferred Stock We May Offer	102
Description of Common Stock We May Offer	110
Description of Capital Stock of The Goldman Sachs Group, Inc.	111
Legal Ownership and Book-Entry Issuance	116
Considerations Relating to Floating Rate Securities	122
Considerations Relating to Indexed Securities	128
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	129
United States Taxation	132
Plan of Distribution	153
Conflicts of Interest	156
Employee Retirement Income Security Act	157
Validity of the Securities	158
Independent Registered Public Accounting Firm	159
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	159